UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-40398

HIVE Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

This report on Form 6-K, including the interim condensed consolidated financial statements for the three and nine months ended December 31, 2022 and management's discussion and analysis for the three and nine months ended December 31, 2022, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of HIVE Blockchain Technologies Ltd. on Form F-10 (File No. 333-267277) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

99.1	Unaudited Condensed Interim Consolidated Financials for the three months and nine months ended December 31, 2022
99.2	Management's Discussion and Analysis for the three and nine months ended December 31, 2022
99.3	Form 52-109F2 Certification of Interim Filings (CEO) dated February 20, 2023
99.4	Form 52-109F2 Certification of Interim Filings (CFO) dated February 20, 2023
99.5	News Release dated February 15, 2023
99.6	Material Change Report dated February 15, 2023
99.7	News Release dated February 21, 2023
99.8	Material Change Report dated February 21, 2023

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: February 21, 2023